RECEIVED
2012 MAY 31 PM 2:12
SEC / TM

SECURIN

12061718

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45109

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CARREDEN GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 MORAGA WAY, SUITE 209
(No. and Street)

MORAGA | CA | 94556
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GREG MEYER 925-247-0950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID I WEISS, CPA, PLLC
(Name – *if individual, state last, first, middle name*)

183 MADISON AVENUE NEW YORK NY 10016
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREG MEYER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CARREDEN GROUP, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DOUGLAS R. MEYER
COMM. #1915654
Notary Public - California
Contra Costa County
My Comm. Expires Dec. 7, 2014

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2011

CARREDEN GROUP, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS	Page Number

David I. Weiss CPA, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND FINANCIAL CONSULTANTS
183 MADISON AVENUE, SUITE 803
NEW YORK, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

DAVID I. WEISS, CPA
GARY M. GITTLER, CPA

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
CARREDEN GROUP, INC.

We have audited the accompanying statement of financial condition of Carreden Group, Inc. (the "Company") as at December 31, 2011 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carreden Group, Inc. as at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2012
New York, New York

CARREDEN GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 70,031
Deferred Receivables	479,246
Other Assets	3,272
TOTAL ASSETS	$ 552,549

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued Expenses	$ 11,600
Long-Term Expenses Payable	438,510
TOTAL LIABILITIES	450,110
STOCKHOLDERS' EQUITY	
Common Stock, No Par Value, 1,000 Shares Authorized, 100 Shares Issued and Outstanding	25,000
Additional Paid-in Capital	406,361
Retained Earnings (Deficit)	(328,922)
TOTAL STOCKHOLDERS' EQUITY	102,439
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 552,549

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

REVENUES		
Fee Income	$ 7,287,627	
Reimbursed Overhead Expenses	67,044	
Interest Income	25	
TOTAL REVENUES		$ 7,354,696
EXPENSES		
Consulting and Referral Fees	6,864,484	
Directors' Fees	400,000	
Information Technology Costs	2,717	
Registration and Regulatory Costs	8,944	
Professional Fees	20,292	
Consulting Fees	1,000	
Postage and Delivery	252	
Advertising	2,834	
Miscellaneous Expense	1,139	
TOTAL EXPENSES		7,301,662
NET INCOME BEFORE PROVISION FOR INCOME TAXES		53,034
PROVISION FOR INCOME TAXES		(235)
NET INCOME		$ 52,799

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances - January 1, 2011	$ 25,000	$ 406,361	$ (381,721)	$ 49,640
Net Income	--	--	52,799	52,799
Balances - December 31, 2011	$ 25,000	$ 406,361	$ (328,922)	$ 102,439

See Notes to Financial Statements

CARREDEN GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 52,799
Changes in Assets and Liabilities:		
Accounts Receivable	$ 1,858	
Deferred Receivables	(479,246)	
Other Assets	98	
Income Taxes Payable	(1,764)	
Long-Term Expenses Payable	438,510	
Total Adjustments		(40,544)
Net Cash Provided by Operating Activities		12,255
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash Provided by Investing Activities		--
CASH FLOWS FROM FINANCING ACTIVITIES		
Net Cash Provided by Financing Activities		--
NET INCREASE IN CASH AND CASH EQUIVALENTS		12,255
CASH AND CASH EQUIVALENTS - January 1, 2011		57,776
CASH AND CASH EQUIVALENTS - December 31, 2011		$ 70,031

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash Paid During the Year Ended December 31, 2011 for:		
Income Taxes	$ 2,000	

See Notes to Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Carreden Group, Inc. is a Delaware corporation formed October 26, 1990, for the purpose of conducting business as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company also represents corporate clients in a broad range of transactions, including private placement, structured finance and specialty advisory assignments.

Carreden Group, Inc. operates under the exemption provisions of SEC Rule 15c3-3(k)(2)(i) and does not hold customer funds or safekeep customer securities.

The Company transacts its business with customers located primarily throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows: For purposes of the statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Basis of Accounting: The Company prepares its financial statements in accordance with U.S. generally accepted accounting principles. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Deferred Receivables: No allowance for doubtful accounts has been provided for based on prior years' experience and Management's analysis of possible bad debts.

Provision for Income Taxes: In accordance with FASB ASC 740, Income Taxes, the Company has had no examinations in progress and none are expected at this time. As of December 31, 2011, management of the Company has reviewed all open tax years and major jurisdictions and concluded that the accounting guidance resulted in no impact to the Company's financial position or results of operations. There is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken in future tax returns. Further, no material interest or penalties have been accrued or charged to expense as of December 31, 2011 or for the year then ended. The corporate income tax returns of the Company for 2011, 2010, and 2009 are subject to examination, generally for three years after they were filed.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

For income tax purposes, the stockholders have elected that the Company be treated under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

State and local income taxes are provided based on statutory rates.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - DEFERRED RECEIVABLES AND LONG-TERM EXPENSES PAYABLE

The Deferred Receivables represents contracted fees earned in 2011 to be collected over varying periods no later than December 31, 2015 based on the completion of certain underlying events in accordance with the terms of the respective agreements. The long-term expenses payable consist of the consulting and referral fees due upon the collection of the respective Deferred Receivables.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. In accordance with the rule the broker-dealer is required to maintain a minimum net capital of $5,158. At December 31, 2011 the Company had net capital of $43,431, which exceeded its requirement of $5,158 by $38,273.

NOTE 5 - RELATED PARTY TRANSACTIONS

Carreden Group, Inc. paid $6,213,153 for consulting and referral fees during the year ended December 31, 2011, in total, to two Limited Liability Companies that are both wholly owned between the Company's shareholders and its Managing Directors.

The Company had contracted its former sole shareholder for consulting services through June of 2013. The fee for such services is based on various annual percentages of the Company's total gross revenue in accordance with the terms of the agreement. Consulting Fees paid to the former shareholder were $190,946 during the year ended December 31, 2011.

NOTE 6 - SUBSEQUENT EVENTS

Management has evaluated all activity through February 23, 2012, the issue date of the financial statements and concluded that no material subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTARY INFORMATION

CARREDEN GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL

STOCKHOLDERS' EQUITY		$ 102,439
DEDUCTIONS/CHARGES:		
NONALLOWABLE ASSETS:		
Deferred Receivables	$ 40,736	
Other Assets	3,272	
Subtotal	44,008	
Charge for Excess Fidelity Bond Deductible	15,000	
TOTAL DEDUCTIONS/CHARGES		59,008
NET CAPITAL		43,431
MINIMUM NET CAPITAL REQUIREMENT, the greater of 6 2/3% of Qualified Aggregate Indebtedness, or $5000		5,158
EXCESS NET CAPITAL		$ 38,273

There is no difference between the net capital in excess of requirement in the above computation and the computation included in the Company's corresponding unaudited Focus Report Form X-17A-5 Part IIA filing.

See Notes to Financial Statements

David I. Weiss CPA, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND FINANCIAL CONSULTANTS
183 MADISON AVENUE, SUITE 803
NEW YORK, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

DAVID I. WEISS, CPA
GARY M. GITTLER, CPA

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
CARREDEN GROUP, INC.

In planning and performing our audit of the financial statements and supplemental schedule of Carreden Group, Inc. (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, (on which we issued our report dated February 23, 2012) we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required of Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above, except for:

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and, alternatively, greater reliance must be placed on surveillance by management.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Carreden Group, Inc. for the year ended December 31, 2011 and this report does not effect our report thereon dated February 23, 2012. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors', management of the Company, the SEC, New York Stock Exchange, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2012
New York, New York

David I. Weiss CPA, PLLC

CERTIFIED PUBLIC ACCOUNTANTS
TAX AND FINANCIAL CONSULTANTS
183 MADISON AVENUE, SUITE 803
NEW YORK, N.Y. 10016

(212) 695-5771 • FAX: (212) 695-5772

DAVID I. WEISS, CPA
GARY M. GITTLER, CPA

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
CARREDEN GROUP, INC.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Carreden Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Carreden Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Carreden Group, Inc.'s management is responsible for Carreden Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

2. Compared any adjustments reported in SIPC-7 with supporting schedules and working papers of Total Revenue noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in SIPC-7 and in the related schedule and working papers of Total Revenue supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

David I. Weiss CPA, PLLC

DAVID I. WEISS CPA, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

February 23, 2012
New York, New York

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045109 FINRA DEC
CARREDEN GROUP INC 23*24
1100 MORAGA WAY STE 209
MORAGA CA 94556-1155

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ -0-

B. Less payment made with SIPC-6 filed (exclude interest) (—)

Date Paid

C. Less prior overpayment applied (732.24)

D. Assessment balance due or (overpayment) <732.24>

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ <732.24>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ -0-

H. Overpayment carried forward $(732.24)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CARREDEN GROUP, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

TREASURER
(Title)

Dated the 24TH day of FEBRUARY, 20 12

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2011 and ending 12/31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,354,670

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

PLEASE SEE ATTACHED WORKSHEET 7,354,670

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 7,354,670

2d. SIPC Net Operating Revenues $ -0-

2e. General Assessment @ .0025 $ -0-

(to page 1, line 2.A.)

Carreden Group, Incorporated
2011 Transaction Detail by Institutional Entity

Transaction #	Institutional Entity	Amount	Transaction Type *
1	Bank	399,920	Consulting Fee with regards to partnerships in housing developments
2	Insurance	211,531	Consulting Fee with regards to partnerships in housing developments
3	Insurance	16,250	Consulting Fee with regards to partnerships in renewable developments
4	Insurance	6,450	Consulting Fee with regards to partnerships in renewable developments
5	Utility	5,000	Consulting Fee with regards to partnerships in renewable developments
6	Utility	35,000	Consulting Fee with regards to partnerships in renewable developments
7	Utility	76,728	Consulting Fee with regards to partnerships in renewable developments
8	Insurance	7,627	Consulting Fee with regards to partnerships in renewable developments
9	Utility	24,755	Consulting Fee with regards to partnerships in renewable developments
10	N/A	15,158	Reimbursed Overhead Expenses (Included in Revenues)
11	Utility	70,048	Consulting Fee with regards to partnerships in renewable developments
12	Utility	41,783	Consulting Fee with regards to partnerships in renewable developments
13	Utility	18,516	Consulting Fee with regards to partnerships in renewable developments
14	Utility	103,659	Consulting Fee with regards to partnerships in renewable developments
15	Bank	268,670	Consulting Fee with regards to partnerships in housing developments
16	Insurance	9,496	Consulting Fee with regards to partnerships in renewable developments
17	Utility	5,000	Consulting Fee with regards to partnerships in renewable developments
18	Bank	17,950	Consulting Fee with regards to partnerships in housing developments
19	Bank	786,369	Consulting Fee with regards to partnerships in housing developments
20	Insurance	357,317	Consulting Fee with regards to partnerships in housing developments
21	Utility	40,312	Consulting Fee with regards to partnerships in renewable developments
22	Bank	5,000	Consulting Fee with regards to partnerships in housing developments
23	N/A	20,229	Reimbursed Overhead Expenses (Included in Revenues)
24	Utility	39,319	Consulting Fee with regards to partnerships in renewable developments
25	Bank	440,425	Consulting Fee with regards to partnerships in housing developments
26	Utility	15,000	Consulting Fee with regards to partnerships in renewable developments
27	Bank	179,809	Consulting Fee with regards to partnerships in renewable developments
28	Bank	165,000	Consulting Fee with regards to partnerships in housing developments
29	Utility	8,217	Consulting Fee with regards to partnerships in renewable developments
30	Utility	8,937	Consulting Fee with regards to partnerships in renewable developments
31	Bank	32,379	Consulting Fee with regards to partnerships in housing developments
32	Utility	4,283	Consulting Fee with regards to partnerships in renewable developments
33	Utility	14,110	Consulting Fee with regards to partnerships in renewable developments
34	Insurance	252,591	Consulting Fee with regards to partnerships in housing developments
35	Bank	580,675	Consulting Fee with regards to partnerships in housing developments
36	Bank	15,000	Consulting Fee with regards to partnerships in renewable developments
37	Utility	2,651	Consulting Fee with regards to partnerships in renewable developments
38	Utility	218,111	Consulting Fee with regards to partnerships in renewable developments
39	N/A	11,441	Reimbursed Overhead Expenses (Included in Revenues)
40	Utility	8,221	Consulting Fee with regards to partnerships in renewable developments
41	Utility	865,040	Consulting Fee with regards to partnerships in renewable developments
42	Utility	14,070	Consulting Fee with regards to partnerships in renewable developments
43	Utility	46,117	Consulting Fee with regards to partnerships in renewable developments
44	Utility	21,130	Consulting Fee with regards to partnerships in renewable developments
45	Insurance	57,866	Consulting Fee with regards to partnerships in housing developments
46	Utility	2,804	Consulting Fee with regards to partnerships in renewable developments
47	Utility	9,036	Consulting Fee with regards to partnerships in renewable developments
48	N/A	20,216	Reimbursed Overhead Expenses (Included in Revenues)
49	Bank	47,534	Consulting Fee with regards to partnerships in housing developments
50	Utility	187,500	Consulting Fee with regards to partnerships in renewable developments
51	Utility	295,575	Consulting Fee with regards to partnerships in renewable developments
52	Insurance	107,411	Consulting Fee with regards to partnerships in housing developments
53	Utility	580,095	Consulting Fee with regards to partnerships in renewable developments
54	Utility	33,450	Consulting Fee with regards to partnerships in renewable developments
55	Utility	8,684	Consulting Fee with regards to partnerships in renewable developments
56	Utility	300,000	Consulting Fee with regards to partnerships in renewable developments
57	Utility	22,923	Consulting Fee with regards to partnerships in renewable developments
58	Utility	20,308	Consulting Fee with regards to partnerships in renewable developments
59	Utility	63,398	Consulting Fee with regards to partnerships in renewable developments
60	Utility	112,576	Consulting Fee with regards to partnerships in renewable developments
		7,354,670	

* See email attached noting that these revenues are not assessable for SIPC purposes.

Greg Meyer

From: Linda M. Siemers [lsiemers@sipc.org]
Sent: Friday, April 22, 2011 6:44 AM
To: Greg Meyer
Subject: RE: Carreden Group, Inc. - 8-045109

Good morning Mr. Meyer,

Thank you for the complete documentation of the deduction on line 2c(8) of the SIPC-7 assessment form for the year ended 12/31/2010.

SIPC's legal department reviewed the various exhibits and indeed agrees that the business model of partnerships in housing developments would not be assessable for SIPC purposes.

For future filings please label the deduction "partnerships in housing developments" and reference this correspondence. If however the private placements change to the distribution of "securities" or "warrants" even though unregistered with the SEC SIPC would assess these revenues.

Thank you again for your prompt response.

Linda McKenzie Siemers
SIPC/Manager Member Assessments
Human Resources and Facilities
805 15th St NW Ste 800
Washington, DC 20005
T-202-371-8300
F-202-371-6728

From: Greg Meyer [mailto:gm@carreden.com]
Sent: Thursday, April 21, 2011 4:49 PM
To: Linda M. Siemers
Subject: Carreden Group, Inc. - 8-045109

Hi Linda,

Per our discussion, please find attached an example of a transaction document for a US Bancorp transaction with Verizon. US Bancorp is our client. As mentioned, we delivered a similar document to SIPC (Ann Ramsey) last year and were told that our fees associated with these transactions should be treated as deductions in line 2c(8) of the SIPC-7 form.

Thank you,

Greg Meyer
Managing Director
CARREDEN GROUP, Inc.
Direct: 925-247-0950
Mobile: 925-389-6359